UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

USEC Inc.

File No. 1-14287 - CF# 19783

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USEC Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2007.

Based on representations by USEC Inc. that this information qualifies as specifically exempted from disclosure by statute under the Freedom of Information Act, 5 U.S.C. 552(b)(3), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through July 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel